

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

David Oelman
Partner
Vinson & Elkins L.L.P.
845 Texas Avenue
Suite 4700
Houston, TX 77002

> **Re: Continental Resources, Inc.**
> **Schedule TO-T filed by Omega Acquisition, Inc. and Harold G. Hamm**
> **Filed October 24, 2022**
> **File No. 005-82887**
>
> **Schedule 13E-3 filed by Continental Resources, Inc. et al.**
> **Filed October 24, 2022**
> **File No. 005-82887**

Dear David Oelman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T

Materials Prepared by the Founders Financial Advisor - Miscellaneous, page 19

1.   Provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Background of the Offer and the Merger, page 37

2.   We note you refer security holders to read the company's Schedule 14D-9 for disclosure in this section. The disclosure is required of each filing person in the going private transaction; thus, please revise to include the disclosure or incorporate by reference to your disclosure documents.

<u>Schedule I - Security Ownership of Certain Beneficial Owners and Management, page S-3</u>

3.   Please revise to remove all references to "pecuniary interest" as beneficial ownership under Regulation 13D-G does not incorporate that concept.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Dan Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions